Exhibit 12

Dollar General Corporation

Ratio of Earnings to Fixed Charges, Combined Fixed Charges and Preferred Stock Dividends(1)

	Fiscal Year Ended
	January 31, 2014	February 1, 2013	February 3, 2012(2)	January 28, 2011	January 29, 2010

Earnings(3):
Income before income taxes	$1,628.3	$1,497.4	$1,225.3	$985.0	$552.1
Fixed Charges, exclusive of capitalized interest	436.8	409.1	437.7	471.5	505.7
	$2,065.1	$1,906.5	$1,663.0	$1,456.5	$1,057.8
Fixed Charges(3):
Interest charged to expense	$89.0	$127.9	$205.0	$274.2	$345.7
Interest factor on rental expense(4)	347.8	281.2	232.7	197.3	160.0
	436.8	409.1	437.7	471.5	505.7
Interest capitalized	1.2	0.6	1.5	—	—
	$438.0	$409.7	$439.2	$471.5	$505.7
Ratio of earnings to fixed charges	4.7x	4.7x	3.8x	3.1x	2.1x

(1)         During the periods indicated, we had no outstanding shares of preferred stock. Accordingly, our historical ratio of earnings to fixed charges, combined fixed charges and preferred stock dividends is the same as our ratio of earnings to fixed charges in all periods.

(2)         The fiscal year ended February 3, 2012 was comprised of 53 weeks.

(3)         For purposes of computing the ratio of earnings to fixed charges, (a) earnings consist of income (loss) before income taxes, plus fixed charges less capitalized expenses related to indebtedness (amortization expense for capitalized interest is not significant) and (b) fixed charges consist of interest expense (whether expensed or capitalized), the amortization of debt issuance costs and discounts related to indebtedness, and the interest portion of rent expense.

(4)         The portion of rent expense representative of interest is based on the present value of the future lease payments discounted at 10%.